November 13, 2012

VIA EDGAR AND HAND DELIVERY

Ms. Anne Nguyen Parker

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Kraft Foods Group, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed October 26, 2012

File No. 333-184314

Dear Ms. Parker:

On behalf of Kraft Foods Group, Inc. (the “Company”), this letter responds to your letter, dated November 8, 2012 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-4 dated October 26, 2012 (the “Registration Statement”). The Company’s responses are set forth in ordinary type beneath the comments of the Staff of the Division of Corporation Finance (the “Staff”) appearing in bold type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

Amendment No. 1 to Registration Statement on Form S-4

1.	We note that you have filed a confidential treatment request with regards to omitted portions of certain of your exhibits to your registration statement. We will issue in a separate letter any comments related to the request. Our review of your Form S-4 will not be complete and we will not be in a position to consider a request for accelerated effectiveness for the registration statement until all issues, including the request, have been resolved.

The Company acknowledges the Staff’s comment.

Exhibits and Financial Statement Schedules, page II-1

2.	We note that you have changed your exhibit numbers in this amendment. Please revise your exhibit index to restore the original exhibit numbers in your next amendment (and going forward) and provide an explanatory note above the exhibit index. Please also re-file and re-number any affected exhibits from your Amendment No. 1.

Ms. Anne Nguyen Parker

Securities and Exhchange Commission

November 13, 2012

The Company acknowledges the Staff’s comment and will revise the Registration Statement’s exhibit index to restore the original exhibit numbers in any future amendment to the Registration Statement. The Company will provide an explanatory note above the exhibit index and will re-file and re-number any affected exhibits from Amendment No. 1 to the Registration Statement.

3.	We are unable to concur with your determination that the following agreements are “more appropriately filed as reorganization agreements” pursuant to Item 601(b)(2) of Regulation S-K:

•

Master Ownership and License Agreement Regarding Patents, Trade Secrets and Related Intellectual Property between Kraft Foods Global Brands LLC, Kraft Foods Group Brands LLC, Kraft Foods UK Ltd. and Kraft Foods R&D Inc., dated as of October 1, 2012; and

•	Master Ownership and License Agreement Regarding Trademarks and Related Intellectual Property between Kraft Foods Global Brands LLC and Kraft Foods Group Brands LLC., dated as of September 27, 2012.

Please re-file the agreements as material contracts pursuant to Item 601(b)(10) of Regulation S-K, including any exhibits, schedules and appendices which are included in the respective agreements.

The Company has considered the Staff’s comment and respectfully submits that the Master Ownership and License Agreement Regarding Patents, Trade Secrets and Related Intellectual Property between Kraft Foods Global Brands LLC, Kraft Foods Group Brands LLC, Kraft Foods UK Ltd. and Kraft Foods R&D Inc., dated as of October 1, 2012 (the “Patent Agreement”) and the Master Ownership and License Agreement Regarding Trademarks and Related Intellectual Property between Kraft Foods Global Brands LLC and Kraft Foods Group Brands LLC, dated as of September 27, 2012 (the “Trademark Agreement” and together with the Patent Agreement, the “Agreements”) are appropriately filed as reorganization agreements.

Item 601(b) of Regulation S-K requires registrants to file several different types of exhibits. Among these are “every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the

Ms. Anne Nguyen Parker

Securities and Exhchange Commission

November 13, 2012

registration statement…” (Item 601(b)(10)). An implicit component of this requirement is a relationship between the contract and the registrant’s “course of business,” which may be “ordinary” or unusual depending on the circumstances. In certain instances, however, a document that would otherwise be described by Item 601(b)(10) reflects such a fundamental shift in the nature or disposition of the enterprise that it has no substantive relationship to the registrant’s “course of business.” Item 601 of Regulation S-K recognizes this distinction and calls for such documents to be filed instead under Item 601(b)(2) as a “material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement.” These “plans” often evidence pivotal moments in the registrant’s existence.

The Company respectfully submits that filing either the Patent Agreement or the Trademark Agreement as a material contract “not made in the ordinary course of business” could improperly associate the Agreements with such other contracts. An investor’s analysis of the importance of the documents’ content to the Company’s establishment as an independent enterprise would be obscured, as would the link between the Agreements and the Separation Agreement.

Both the Patent Agreement and the Trademark Agreement may properly be classified as reorganization agreements under Item 601(b)(2) of Regulation S-K because they would not exist but for, and serve as a clarification and extension of, the Separation Agreement. Like the Company, other registrants have filed intellectual property agreements under Item 601(b)(2) of Regulation S-K when they form part of a larger transaction (e.g., Palm, Inc., Form S-4/A filed on August 18, 2003; IMPINJ, Inc., Form S-1/A filed on July 14, 2011; and Analog Devices, Inc., Form 8-K filed on January 16, 2008). The Agreements represent integral elements of the series of interrelated transactions that accomplish the spin-off that is the subject of the Separation Agreement.

The existence of the Patent Agreement or the Trademark Agreement as separate documents from the Separation Agreement is merely a product of administrative convenience and expediency and the custom and practice of treating intellectual property assets in spin-offs and other reorganizations in separate agreements because of the special considerations that apply to such assets. As discussed further below, these include various quality control and other obligations that are uniquely applicable to licenses granted with respect to the intellectual property assets, and the “assignment in gross” and “associated marks” doctrines that apply to assignments of trademarks but are not relevant to assignments or transfers of any other types of assets.

Ms. Anne Nguyen Parker

Securities and Exhchange Commission

November 13, 2012

The Company could have included the form of the Agreements as exhibits to the Separation Agreement, as have the registrants cited above with respect to the transactions that were the subject of their filings. Instead, to facilitate collaboration among its employees and advisors, the Company chose to address the intellectual property aspects of the transactions that are the subject of the Separation Agreement by bifurcating the Agreements from the Separation Agreement. This drafting approach does not reflect a qualitative difference between the Separation Agreement and the Agreements meriting separate treatment under Item 601(b).

The approach results in part from the manner in which intellectual property assets are allocated compared to other types of spin-off assets and liabilities. The documentation required to effect dispositions of intellectual property involves compliance with the laws and regulations of the particular jurisdiction under which the relevant intellectual property rights arise, which frequently makes the transfer of such assets more complex than the transfer of other types of assets. For example, tangible assets can be disposed of neatly between two parties, but intellectual property (including methods, know-how, patents, and trademarks) is incapable of being physically divided. Intellectual property assets often are shared by multiple parties whose rights need to be set forth in an agreement that protects the value of the licensed intellectual property, whereas tangible assets generally are used exclusively by the person to which ownership is allocated without any need to provide for any access or use rights in favor of another party. Licensing and sublicensing arrangements, quality controls and usage guidelines are necessary to maintain value and must be documented in a proper manner to avoid any impairment of the intellectual property rights. While these characteristics distinguish intellectual property from other types of spin-off assets, none are germane to the question of whether the Agreements constitute “reorganization plans” relating to a sub-set of property at issue in the Separation Agreement transactions.

The Agreements themselves further reflect how both are, in effect, extensions of the Separation Agreement. Under Section 2.1(b) of the Separation Agreement (“Section 2.1(b)”), GroceryCo and SnackCo (as defined therein) are generally required to transfer assets to, and assume liabilities from, one another in accordance with the contemplated ultimate disposition of their businesses. Among these assets are intellectual property assets that are the subject of the Agreements. The recitals of each of the Agreements directly tie each Agreement to Section 2.1(b) of the Separation Agreement:

Trademark Agreement:

“C. In furtherance of the separation of Kraft Foods Inc. into two publicly traded companies pursuant to the Separation Agreement, Section 2.1(b) of the Separation Agreement requires GroceryCo and SnackCo to, and to cause their respective Subsidiaries to, (A) transfer to one or more members of the GroceryCo Group (as defined in the Separation Agreement) all of the right, title and interest of the SnackCo Group (as defined in the Separation Agreement) in and to all GroceryCo Assets (as defined in the Separation Agreement) and (B) transfer to one or more members of the SnackCo Group all of the right, title and interest of the GroceryCo Group in and to all SnackCo Assets (as defined in the Separation Agreement).

Ms. Anne Nguyen Parker

Securities and Exhchange Commission

November 13, 2012

D. In addition to such transfer of GroceryCo Assets and SnackCo Assets, the parties desire to license to each other certain Trademarks (as defined below) on both a short-term and long-term basis, taking into consideration the historic joint development of such Trademarks by the GroceryCo and SnackCo Businesses, the overlapping usage by both the GroceryCo and SnackCo Businesses in certain jurisdictions, and the needs for the Licensee (as defined below) to transition to new branding and Trademarks and exhaust existing inventory.”

Patent Agreement:

“C. In furtherance of the separation of Kraft Foods Inc. into two publicly traded companies pursuant to the Separation Agreement, Section 2.1(b) of the Separation Agreement requires GroceryCo and SnackCo to, and to cause their respective Subsidiaries to, (i) transfer to one or more members of the GroceryCo Group (as defined in the Separation Agreement) all of the right, title and interest of the SnackCo Group (as defined in the Separation Agreement) in and to all GroceryCo Assets (as defined in the Separation Agreement) and (ii) transfer to one or more members of the SnackCo Group all of the right, title and interest of the GroceryCo Group in and to all SnackCo Assets (as defined in the Separation Agreement).

D. Whereas, as part of the foregoing, GroceryCo and SnackCo, through their respective companies, Group Brands and Global Brands, desire to assign ownership of certain intellectual property from Global Brands and its and their Affiliates and Subsidiaries (including Kraft Foods UK Ltd. and Kraft Foods R&D Inc.) to Group Brands, and wherein Global Brands and Group Brands desire to license to the other party certain of its intellectual property.”

As a result, the Company believes that to classify the Agreements differently from the Separation Agreement with which they are inextricably linked would both inappropriately suggest a materially different relationship to the course of the Company’s business and ignore the interdependence between the Separation Agreement and each Agreement. The Company respectfully submits that the current filing classification of the Patent Agreement and Trademark Agreement under Item 601 of Regulation S-K is appropriate.

4.	Please provide additional support for your assertion that the following agreements are “immaterial in amount and significance,” or alternatively re-file the agreements as material contracts pursuant to Item 601(b)(10) of Regulation S-K:

•	Master Research and Development Transition Services Agreement between Kraft Foods Group, Inc. and Mondelēz Global LLC, dated as of September 27, 2012; and

Ms. Anne Nguyen Parker

Securities and Exhchange Commission

November 13, 2012

•	Master Supply Agreement between Kraft Foods Group, Inc. and Mondelēz Global LLC, dated as of September 27, 2012.

Similarly, provide an analysis as to whether the warehouse agreements formerly listed as exhibits 10.12 through 10.18 are in the aggregate material contracts. If so, please file a form of the warehouse agreement.

Please re-file the agreements as material contracts pursuant to Item 601(b)(10) of Regulation S-K, including any exhibits, schedules and appendices which are included in the respective agreements.

In response to the Staff’s comment, the Company submits below additional support for its determination that the above mentioned agreements are immaterial in amount and significance:

•	Master Research and Development Transition Services Agreement between Kraft Foods Group, Inc. and Mondelēz Global LLC, dated as of September 27, 2012

The Company has an agreement with Mondelēz Global LLC (“Mondelēz Global”), a wholly-owned subsidiary of Mondelēz International, Inc. (“Mondelēz International”), for a term of up to two years, where the parties provide to one another consulting services in specific areas, such as food safety and nutrition, and where Mondelēz Global provides project support for the Company’s development of on-demand coffee systems.

The Company believes that this agreement is immaterial in amount because the Company does not expect to receive significant revenue or incur significant costs under this agreement. If this agreement were terminated, the resulting financial impact would be immaterial in amount to the Company.

The Company believes that this agreement is immaterial in significance because the agreement’s consulting services cover only general knowledge transfer areas, such as quality and regulatory knowledge. The Company believes that it could source these consulting services from other third parties with minimal disruption. In addition, the Company believes that this agreement is immaterial in significance because the only product to be developed with project support under this agreement is insignificant in comparison to the Company’s extensive aggregate of product offerings, and the expected revenue to be generated from it represents a small portion of to the total revenue expected to be generated by the Company’s business. If this agreement were terminated and the Company could no longer receive support for the development of on-demand coffee systems from Mondelēz Global, and if the Company were not able to source this service from another third party, the impact of such termination on the Company’s business would be of immaterial significance.

Ms. Anne Nguyen Parker

Securities and Exhchange Commission

November 13, 2012

•	Master Supply Agreement between Kraft Foods Group, Inc. and Mondelēz Global LLC, dated as of September 27, 2012

The Company has an agreement with Mondelēz Global for a term of up to two years, where the parties provide to one another raw materials and finished goods.

The Company believes that this agreement is immaterial in amount because the revenue received from providing raw materials and finished goods to Mondelēz Global, and the cost of raw materials and finished goods purchased from Mondelēz Global, represent an insignificant portion of the Company’s revenue and costs, respectively. If this agreement is terminated, the resulting financial impact would be immaterial in amount to the Company.

The Company believes that this agreement is immaterial in significance because the value of the raw materials and finished goods provided by the parties under this agreement is minimal in comparison to the value of the raw materials and finished goods used in the Company’s business. If this agreement is terminated, the Company believes that the impact of such termination on the Company’s business would be of immaterial significance because the Company could replace this agreement with a new agreement on similar terms. In any event, if this agreement is terminated and could not be replaced, the impact of such termination on the Company’s business would be of immaterial significance as the parties provide to one another a relatively small amount of raw materials under the agreement, and the volume of finished goods that would be affected by such termination is insignificant in comparison to the Company’s total volume of products manufactured and sold.

The Company and its wholly-owned Canadian subsidiary, Kraft Foods Canada Inc., have seven warehouse agreements with Mondelēz Global and Mondelēz International’s wholly-owned Canadian subsidiary, Mondelez Canada Inc., in the United States and Canada, respectively, each for a term of up to two years. In the ordinary course of the Company’s business, the Company enters into warehouse agreements with various counterparties. For the reasons discussed below, the Company believes that the warehouse agreements formerly listed as exhibits 10.12 through 10.18 of the Registration Statement are, in the aggregate, immaterial in amount and significance, and are not in the aggregate material contracts under Item 601(b)(10) of Regulation S-K.

Ms. Anne Nguyen Parker

Securities and Exhchange Commission

November 13, 2012

Under six of the warehouse agreements, the Company or Kraft Foods Canada Inc., as applicable, is the underlying tenant to the warehouse lease and Mondelēz Global or Mondelez Canada Inc., as applicable, agrees to rent from the Company or Kraft Foods Canada Inc. a portion of the leased warehouse. The Company believes that these six warehouse agreements are immaterial in amount because the aggregate amount of rent expected to be received is an insignificant portion of the Company’s revenue. If one or all of these agreements are terminated, the resulting financial impact would be immaterial in amount to the Company.

The Company believes that these six warehouse agreements are immaterial in significance because these warehouse agreements are not necessary for the operation of the Company’s business, as these six agreements are not underlying warehouse leases. If one or all of these agreements are terminated, the impact of such termination on the Company’s business would be of immaterial significance because the Company would not lose its underlying warehouse leases, nor would it lose any benefits it receives as a tenant under such leases.

Under the seventh warehouse agreement, Mondelēz Global is the underlying tenant to the warehouse lease, and the Company agrees to rent from Mondelēz Global a portion of Mondelēz Global’s leased warehouse. The Company believes that this agreement is immaterial in amount because the rent paid to Mondelēz Global represents an insignificant amount of the Company’s total costs.

Further, the Company believes that this seventh warehouse agreement is immaterial in significance because a minimal volume of the Company’s manufactured and sold products utilize this warehouse space. The Company believes that the impact of termination of the agreement on the Company’s business would be of immaterial significance because the Company could replace it with a new agreement on similar terms, or transition the volume of the Company’s products utilizing this warehouse space to another of Company’s warehouses. In an extreme case, if this agreement is terminated and could not be replaced, and the volume could not be transitioned to another of the Company’s warehouses, the impact of such termination on the Company’s business would be of immaterial significance, as the volume of products that would be affected is insignificant in comparison to Company’s total volume of products manufactured and sold.

In the aggregate, the Company believes that the warehouse agreements are not material contracts because they are immaterial in amount, as the Company does not expect to receive significant revenue or incur significant costs under these agreements. If these agreements are terminated, the resulting financial impact would be immaterial in amount to the Company. Likewise, if six of the warehouse agreements are terminated, the Company would not lose any benefits it currently receives on its underlying warehouse leases. If the seventh warehouse agreement is also terminated, the Company believes that the impact would be of

Ms. Anne Nguyen Parker

Securities and Exhchange Commission

November 13, 2012

immaterial significance on the Company’s business, as the Company could replace this agreement with a new agreement on similar terms or transition the volume of the Company’s products utilizing this warehouse space to another of Company’s warehouses. In any event, if all seven warehouse agreement are terminated and not replaced, the impact would be of immaterial significance, as the Company would only lose access to one warehouse, and the volume of products that would be affected by such terminations is insignificant in comparison to Company’s total volume of products manufactured and sold.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to contact me at (212) 351-4034.

Sincerely,

/s/ Andrew L. Fabens

ALF/er